UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Pattern Energy Group Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01
(Title of Class of Securities)

70338P 100
(CUSIP Number)

Nathalie Bouchard
Senior Director, Compliance
Public Sector Pension Investment Board
1250 René-Lévesque Boulevard West, Suite 1400
Montréal, Québec, Canada H3B 5E9
514-937-2772

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70338P 100	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Public Sector Pension Investment Board

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMs 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,700,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,700,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 70338P 100	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to shares of Class A common stock, par value $0.01 (the “Class A shares”) of Pattern Energy Group Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at Pier 1, Bay 3, San Francisco, California 94111.

Item 2.	Identity and Background.

This Schedule 13D is filed by Public Sector Pension Investment Board (“PSP Investments”).

The address of the principal business and office of PSP Investments is 1250 René-Lévesque Boulevard West, Suite 1400, Montréal, Québec, Canada H3B 5E9.  PSP Investments is a Canadian Crown corporation established under the Public Sector Pension Investment Board Act.  PSP Investments is one of Canada’s largest pension investment managers.  Its principal business is to invest funds for the pension plans of the Public Service, the Canadian Armed Forces, the Royal Canadian Mounted Police and the Reserve Force of Canada.

As of July 1, 2017, the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of PSP Investments is set forth on Schedule A attached hereto and incorporated herein by reference.

During the last five years, PSP Investments has not, nor, to PSP Investments' knowledge, has any person listed on Schedule A hereto, been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

This Schedule 13D is being filed while PSP Investments has obtained certain information from their respective directors and executive officers.  If PSP Investments receives information concerning such individuals that would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 3.	Source or Amount of Funds or Other Consideration.

PSP Investments' source of funds for the Issuer’s securities owned by it were funds transferred from the Canadian government.

Item 4.	Purpose of Transaction.

All of the Class A Shares reported herein as being beneficially owned by PSP Investments were acquired for investment purposes.

Subject to the restrictions in the documents filed herewith and as described in Item 6 below, PSP Investments reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Issuer, market conditions or other factors.

Except as set forth herein, PSP Investments does not have any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 70338P 100	13D	Page 4 of 4 Pages

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The percent of class provided below is based on a total of 87,616,747 Class A Shares outstanding as of May 4, 2017, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2017filed with the Commission on May 8, 2017.

 Amount beneficially owned: 8,700,000
 Percent of class:  9.9%
Number of shares as to which the person has:
i.                  Sole power to vote or to direct the vote: 8,700,000
ii.               Shared power to vote or to direct the vote:  0
iii.            Sole power to dispose or to direct the disposition of: 8,700,000]
iv.           Shared power to dispose or to direct the disposition of:  0

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 16, 2017, PSP Investments acquired 8.7 million shares of the Issuer's Class A common stock from Pattern Energy Group LP (the “PEGI Share Acquisition”).  In connection with the PEGI Share Acquisition, Pattern Energy Group LP assigned to PSP Investments its existing piggyback registration rights with respect to such shares under the Registration Rights Agreement between Pattern Development 1.0 and the Issuer, which was filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-36087) filed on October 2, 2013.

On June 16, 2017, PSP Investments entered into a Joint Venture Agreement (the “Joint Venture Agreement”) with the Issuer, pursuant to which, among other things, (a) PSP Investments will have the right to co-invest up to an aggregate amount of approximately $500,000,000 (the “PSP Investments Co-Investment Amount”) alongside the Issuer in energy projects it may acquire pursuant to its rights under its purchase rights agreements (with PSP Investments acquiring, at its election on a project-by-project basis, either (x) 30% or (y) a greater percentage that the Issuer may elect to offer to PSP Investments, of the Issuer's combined ownership interest in such project); (b) PSP Investments will reasonably cooperate with the Issuer on third party acquisitions and to arrange for or provide bridge loans and construction financing for certain projects that PSP Investments will invest in alongside the Issuer and (c) the Issuer will add a person that has been designated by PSP Investments to the Issuer's Board of Directors promptly following the PSP Investments Compliance Date (as defined therein).  In connection with the Joint Venture Agreement, PSP Investments also agreed to a “customary” standstill for a period of twelve months.

On June 16, 2017, the Issuer entered into a Sponsor Services Agreement with PSP Investments (the “Sponsor Services Agreement”), pursuant to which the Issuer will provide certain mutually agreed services to PSP Investments and its affiliates with respect to the administration of the joint ownership of the project companies that PSP Investments invests in alongside the Issuer pursuant to the Joint Venture Agreement in exchange for certain fees set forth in the Sponsor Services Agreement.

Item 7.	Material to Be Filed as Exhibits.

1	Securities Purchase Agreement by and between Pattern Development Finance Company LLC and Public Sector Pension Investment Board dated as of June 16, 2017
2	Joint Venture Agreement between and Public Sector Pension Investment Board and Pattern Energy Group, Inc., dated as of June 16, 2017
3	Sponsor Services Agreement between the Pattern Energy Group, Inc. and Public Sector Pension Investment Board, dated as of June 16, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Public Sector Pension Investment Board

By:	/s/ Nathalie Bouchard
Name: Nathalie Bouchard
Title: Senior Director, Compliance

SCHEDULE A

PUBLIC SECTOR PENSION INVESTMENT BOARD

Directors

The present business address for each board member  is:  Public Sector Pension Investment Board, 1250 René-Lévesque Boulevard West, Suite 1400, Montréal, Québec, Canada H3B 5E9.

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Michael P. Mueller		Chairman of the Board

Cheryl Barker		Board member

Diane Bean		Board member

Micheline Bouchard		Board member

Léon Courville		Board member

Garnet Garven		Board member

Martin J. Glynn		Board member

Lynn Haight		Board member

Timothy E. Hodgson		Board member

William A. Mackinnon		Board member

Citizenship:
Diane Bean:	Canadian and Jamaican
Martin J. Glynn	Canadian and British
Lynn Haight	Canadian and British
Timothy E. Hodgson	Canadian, American and British
All others:	Canadian

PUBLIC SECTOR PENSION INVESTMENT BOARD

Executive Officers

Except as noted below, the present business address is:  Public Sector Pension Investment Board, 1250 René-Lévesque Boulevard West, Suite 1400, Montréal, Québec, Canada H3B 5E9.

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

André Bourbonnais		President and CEO

Nathalie Bernier		Senior Vice President, Strategic and Business Planning, and Chief Financial Officer

Darren Baccus		Senior Vice President and Chief Legal Officer

Jean-François Bureau		Senior Vice President and Chief Risk Officer

Giulia Cirillo		Senior Vice President and Chief Human Resources Officer

Neil Cunningham		Senior Vice President, Global Head of Real Estate Investments

Alain Deschênes		Senior Vice President and Chief Operations Officer

Anik Lanthier		Senior Vice President, Public Markets and Absolute Return Strategies

David Scudellari	c/o PSP Investments USA LLC 450 Lexington Ave., Suite 3750 New York, NY 10017	Senior Vice President, Head of Principal Debt and Credit Investments

Guthrie Stewart		Senior Vice President, Global Head of Private Investments

Alison Breen		Vice President, Corporate Secretary and Chief Regulatory Officer

Citizenship:
David Scudellari	American
All Others:	Canadian